Filed Pursuant to Rule 433

Registration Nos. 333-254632

and 333-254632-02

NextEra Energy Capital Holdings, Inc.

Pricing Term Sheet

December 8, 2021

Issuer:	NextEra Energy Capital Holdings, Inc.

Designations:	1.875% Debentures, Series due January 15, 2027 (“2027 Debentures”)
	2.440% Debentures, Series due January 15, 2032 (“2032 Debentures”)
	3.000% Debentures, Series due January 15, 2052 (“2052 Debentures”)

Registration Format:	SEC Registered

Principal Amount:	2027 Debentures:	$1,000,000,000
	2032 Debentures:	$1,000,000,000
	2052 Debentures:	$500,000,000

Date of Maturity:	2027 Debentures:	January 15, 2027
	2032 Debentures:	January 15, 2032
	2052 Debentures:	January 15, 2052

Interest Payment Dates:	Semi-annually in arrears on January 15 and July 15 of each year, beginning July 15, 2022

Coupon Rate:	2027 Debentures:	1.875%
	2032 Debentures:	2.440%
	2052 Debentures:	3.000%

Price to Public:	2027 Debentures:	99.931% of the principal amount thereof
	2032 Debentures:	99.972% of the principal amount thereof
	2052 Debentures:	99.781% of the principal amount thereof

Benchmark Treasury:	2027 Debentures:	1.250% due November 30, 2026
	2032 Debentures:	1.375% due November 15, 2031
	2052 Debentures:	2.000% due August 15, 2051

Benchmark Treasury Yield:	2027 Debentures:	1.269%
	2032 Debentures:	1.523%
	2052 Debentures:	1.891%

Spread to Benchmark Treasury Yield:	2027 Debentures:	62 basis points
	2032 Debentures:	92 basis points
	2052 Debentures:	112 basis points

Reoffer Yield:	2027 Debentures:	1.889%
	2032 Debentures:	2.443%
	2052 Debentures:	3.011%

Optional Redemption:	2027 Debentures: Prior to December 15, 2026 (the “2027 Debentures Par Call Date”) redeemable at any time at a redemption price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2027 Debentures matured on the 2027 Debentures Par Call Date) on a semi-annual basis at the Treasury Rate plus 10 basis points less (b) interest accrued to the redemption date, and (2) 100% of the principal amount of the 2027 Debentures to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the 2027 Debentures Par Call Date, redeemable at any time at a redemption price equal to 100% of the principal amount of the 2027 Debentures being redeemed plus accrued and unpaid interest thereon to the redemption date.

2032 Debentures: Prior to October 15, 2031 (the “2032 Debentures Par Call Date”) redeemable at any time at a redemption price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2032 Debentures matured on the 2032 Debentures Par Call Date) on a semi-annual basis at the Treasury Rate plus 15 basis points less (b) interest accrued to the redemption date, and (2) 100% of the principal amount of the 2032 Debentures to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the 2032 Debentures Par Call Date, redeemable at any time at a redemption price equal to 100% of the principal amount of the 2032 Debentures being redeemed plus accrued and unpaid interest thereon to the redemption date.

2052 Debentures: Prior to July 15, 2051 (the “2052 Debentures Par Call Date”) redeemable at any time at a redemption price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2052 Debentures matured on the 2052 Debentures Par Call Date) on a semi-annual basis at the Treasury Rate plus 20 basis points less (b) interest accrued to the redemption date, and (2) 100% of the principal amount of the 2052 Debentures to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the 2052 Debentures Par Call Date, redeemable at any time at a redemption price equal to 100% of the principal amount of the 2052 Debentures being redeemed plus accrued and unpaid interest thereon to the redemption date.

Trade Date:	December 8, 2021

Settlement Date:*	December 13, 2021 (T+3)

CUSIP / ISIN Number:	2027 Debentures:	65339K BY5/US65339KBY55
	2032 Debentures:	65339K BZ2/US65339KBZ21
	2052 Debentures:	65339K CA6/US65339KCA60

Expected Credit Ratings:**

Moody’s Investors Service Inc.	“Baa1” (stable)
S&P Global Ratings	“BBB+” (stable)
Fitch Ratings, Inc.	“A-” (stable)

Joint Book-Running Managers:

BofA Securities, Inc.

Credit Suisse Securities (USA) LLC

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

Scotia Capital (USA) Inc.

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

CIBC World Markets Corp.

Fifth Third Securities, Inc.

KeyBanc Capital Markets Inc.

Mizuho Securities USA LLC

PNC Capital Markets LLC

Regions Securities LLC

Santander Investment Securities Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Co-Managers

ANZ Securities, Inc.

Commerz Markets LLC

Cowen and Company, LLC

DNB Markets, Inc.

Hancock Whitney Investment Services, Inc.

Huntington Securities, Inc.

ICBC Standard Bank Plc

Intesa Sanpaolo S.p.A.

Loop Capital Markets LLC

Mischler Financial Group, Inc.

nabSecurities, LLC

Natixis Securities Americas LLC

Samuel A. Ramirez & Company, Inc.

SG Americas Securities, LLC

Siebert Williams Shank & Co., LLC

Synovus Securities, Inc.

Junior Co-Managers

Cabrera Capital Markets LLC

C.L. King & Associates, Inc.

Drexel Hamilton, LLC

Guzman & Company

MFR Securities, Inc.

R. Seelaus & Co., LLC

The term “Treasury Rate” has the meaning ascribed to that terms in the Issuer’s Preliminary Prospectus Supplement, dated December 8, 2021.

*	It is expected that delivery of each of the 2027 Debentures, 2032 Debentures and 2052 Debentures (collectively, the “Debentures”) will be made against payment therefor on or about December 13, 2021, which will be the third business day following the date of pricing of each series of Debentures. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Debentures initially will settle in T+3, purchasers who wish to trade the Debentures on the date of pricing of the Debentures should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

**	A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533, MUFG Securities Americas Inc. toll-free at 1-877- 649-6848 or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.